EXHIBIT 8.2

Boards of Directors	24 July 2008

Home Bancorp, Inc.

Home Bank

503 Kaliste Saloom

Lafayette, LA 70598

Dear Sir or Madam:

This letter is written to present you with the opinion (the “Opinion”) of Ernst & Young LLP (“E&Y”) on the Louisiana income and franchise tax consequences (if any) of the transactions described in greater detail below.

I. Background

Home Bank (the “Bank”) has requested the opinion of Ernst & Young LLP (“E&Y”) regarding the Louisiana income tax consequences of the reorganization and conversion of the Bank from a mutual thrift to a stock thrift (the “Conversion”) owned by a parent bank holding company, Home Bancorp, Inc. (the “Company”), as described in further detail below.1 In rendering our Opinion, we have relied upon the federal income tax opinion (the “Federal Tax Opinion”) prepared by the law firm of Elias, Matz, Tiernan & Herrick L.L.P., dated July 16, 2008, including certain factual matters communicated to that firm by Bank management (the “Facts”), certain representations made to that firm by Bank management (the “Representations”), and the description of contractual steps required to effect the Conversion (the “Plan of Conversion”), as included in the Federal Tax Opinion. Section V of the Opinion Letter identifies the specific issues to be addressed (the “Issues”) and E&Y’s Opinion. Section VIII contains caveats and other limitations with respect to the Opinion. The scope of this Opinion Letter is expressly limited to the Issues set forth in Section V. No other issues pertaining to the Conversion are considered, and E&Y assumes no responsibility for the tax consequences of the Conversion beyond the Issues to which this Opinion Letter is devoted. Our opinion has not been requested, and none is expressed, with regard to the following: (1) any impact of future legislation or other changes in the law, whether retroactive in nature or not; (2) any issues specifically excluded; (3) taxes in jurisdictions not specifically mentioned herein; and (4) any taxes not specifically mentioned herein. The Opinion and Analysis contained herein supersedes all prior oral and written tax advice pertaining to the Issues involved.

II. Level of Assurance

All conclusions in this Opinion Letter – unless otherwise specifically noted – are based on a “should” level of assurance, no matter what language may be used in the body of this Opinion Letter to describe the conclusion. At times, the body of this Opinion Letter will use the terms “will”

[1]

Except as otherwise indicated, all references to the “Code” are to the Internal Revenue Code of 1986, as amended, all references to “Treas. Reg.” or the “Regulations” are to the Treasury Regulations interpreting the Code, all references to “section” are to sections of the Code, and all references to “Treas. Reg. §” are to sections of the Regulations.

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or “would.” These terms are used for the limited purpose of ease of reading and should not be interpreted to convey a level of assurance beyond “should.” In the context of a professional opinion, a “should opinion” indicates a stronger support for the sought-after tax treatment than a “more-likely than not” position (greater than 50 percent prospect of prevailing on the merits), but indicates that there is some uncertainty concerning the taxpayer’s likelihood of prevailing on the merits. In addition, we are furnishing this Opinion in connection with the transactions contemplated by the Plan of Conversion.

III. Facts

The Federal Tax Opinion summarizes the following facts. The Bank is a federally chartered mutual savings bank which conducts business from its main office located in Lafayette, Louisiana. As of 31 March 2008, the Bank had $430.1 million in assets, $352.1 million in deposits and $51.4 in equity capital. The Bank is subject to the jurisdiction of the Office of Thrift Supervision. Additionally, the Bank is subject to regulation by the Federal Deposit Insurance Corporation as the administrator of the Deposit Insurance Fund (“DIF”). The Bank is also subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System and is a member of the Federal Home Loan Bank of Dallas (“FHLB”), which is one of the 12 regional banks comprising the FHLB System.

As a mutual savings bank, the Bank has no capital stock. Each depositor has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based on the balance in his or her deposit account. This ownership interest is tied directly to the depositor’s deposit account, and the depositors ordinarily would be unable to realize the value of their ownership except in the unlikely event that the Bank were to be liquidated. In such event, the depositors would share pro rata in any residual net worth after other claims, including those of depositors for the amount of their deposits, are paid.

The Company is a recently formed Louisiana corporation which will acquire all of the to-be-outstanding capital stock of the Bank upon consummation of the Conversion and, thereby, become a regulated savings and loan holding company. The Company shall purchase all of the capital stock of the Bank with a portion of the net proceeds from the Conversion.

The business purpose of the Conversion is to enable the Bank to issue and sell shares of its capital stock to the Company and enhance both the equity capital base of the Bank and the Bank’s capability to meet the borrowing and other financial needs of the communities it serves. The use of the holding company format will provide greater organizational flexibility and the ability for possible diversification. Pursuant to the Plan of Conversion, nontransferable rights to subscribe for shares of Common Stock have been granted, in order of priority, to (i) depositors of the Bank with account balances of $50.00 or more as of the close of business on 31 March 2007 (the “Eligible Account Holders”), (ii) the Company’s employee stock ownership plan (ESOP), (iii) depositors of the Bank with account balances of $50.00 or more as of the close of business on the 30th of June 2008 (the “Supplemental Eligible Account Holders”), and (iv) depositors of the Bank as of the close of business on a to be established voting record date and borrowers with a loan from the Bank as of the 1st of January 2001 that continued to be outstanding at a to be established date (the “Other Members”), subject to the limitations described therein (the “Subscription Offering”). In the event

24 July 2008	3

that there are any shares which are not sold in the Subscription Offering, the Company anticipates that it will offer any such shares for sale in a community offering (the “Community Offering”). If necessary, any Common Stock not subscribed for in the Subscription Offering or purchased in the Community Offering will be offered to members of the general public, giving preference to natural persons residing in parishes in Louisiana in which the Bank has a branch office on a best efforts basis by a selling group of broker-dealers managed in a syndicated community offering (the “Syndicated Community Offering”).

The subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in any Community Offering, with the price to be paid for the Common Stock being equal to the value determined by an independent appraiser. RP Financial, LC has issued a letter dated June the 2nd 2008, opining that as of the date the subscription rights are granted, it is more likely than not that the nontransferable subscription right to purchase Common Stock will have no ascertainable value.

The implementation steps in the Plan of Conversion are summarized as follows:

i.)	The Bank will be converted under federal law from a mutual savings and loan association (thrift) to a stock savings and loan association.

ii.)	The Company will offer for sale and issue the shares of its common stock to the Eligible Account Holders, the ESOP, Supplemental Account Holders, and Other Members in the Subscription Offering; in the event there are shares of common stock left unsold, those shares will be sold in the Community Offering, and, lastly, any unsold stock will be offered to the general public in the Syndicated Community Offering.

iii.)	All of the Bank’s capital stock will be issued to the Company in exchange for a portion of the net proceeds from the Company’s offering of its common stock.

The Company is filing the Registration Statement on Form S-1 to register its Common Stock under the Securities Act of 1933 pursuant to which it will offer for sale shares of its Common Stock. The Common Stock will be offered for sale in a Subscription Offering pursuant to subscription rights which will be nontransferable and will be issued without payment therefore. The recipients will not be entitled to receive cash or other property in lieu of such rights. It is anticipated that any shares of Common Stock remaining unsold after the Subscription Offering will be sold through a Community Offering, and, if necessary, a Syndicated Community Offering. All shares of Common Stock will be sold at a uniform price based upon an independent valuation. The Registration Statement registers the shares of Common Stock to be sold for cash pursuant to the Plan of Conversion to Eligible Account Holders, the Employee Stock Ownership Plan, Supplemental Eligible Account Holders, Other Members and others in the Subscription Offering and the Community Offering and Syndicated Community Offering, if necessary (collectively, the “Conversion Shares”).

The Conversion will be effected only upon completion of the sale of all shares of Common Stock of the Company to be issued pursuant to the Plan of Conversion. The Conversion will not affect the business of the Bank. Loans from the Bank will remain unchanged and retain their same characteristics after the Conversion.

Each deposit account in the Bank at the time of the consummation of the Conversion shall become, as a result of the Conversion and without any action by the account holder, a deposit

24 July 2008	4

account in the converted Bank equivalent in withdrawable amount, and subject to the same terms and conditions (except as to voting and liquidation rights), as the deposit account in the Bank immediately prior to the Conversion. In addition, at the time of the Conversion, the Bank shall establish a liquidation account in an amount equal to the Bank’s net worth as reflected in the final prospectus utilized in the Conversion. The liquidation account will be maintained for the benefit of all Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in the Bank after the Conversion. Each such account holder will, with respect to each deposit account, have an inchoate interest in a portion of the liquidation account which is the account holder’s subaccount balance. An account holder’s subaccount balance in the liquidation account will be determined at the time of the Conversion and can never increase thereafter. It will, however, be decreased to reflect subsequent withdrawals that reduce, as of annual closing dates, the amount in each depositor’s account below the amount in the account as of the specified record date. In the event of a complete liquidation of the Bank, each Eligible Account Holder and Supplemental Eligible Account Holder will be entitled to receive a liquidation distribution in the amount of the balance of his or her subaccount in the liquidation account before any distribution may be made with respect to the capital stock of the Bank.

IV. Representations

The Federal Tax Opinion provides that, by letter dated June the 5th 2008, the management of the Bank and the Company made the following factual representations regarding the conversion:

The Company and the Bank each have no plan or intention to redeem or otherwise acquire any of the Company’s common stock issued in the proposed transaction, except that the Company may repurchase shares of common stock of the Company subject to regulatory restriction.

Immediately following the consummation of the proposed transaction, the Bank will possess the same assets and liabilities as the Bank held immediately prior to the proposed transaction, plus a portion of the proceeds from the sale of the Company’s common stock. Following the Conversion, the Bank will continue to engage in its business in substantially the same manner as engaged in prior to the Conversion, and the Bank has no plan or intention to sell or otherwise dispose of any of its assets, except in the ordinary course of business.

The Bank is not under any jurisdiction of a court in a bankruptcy, receivership or similar proceeding.

The Company has no plan or intention to sell or otherwise dispose of the stock of the Bank received by it in the proposed transaction. No shares of the Company’s common stock will be issued to or purchased by depositor-employees at a discount or as compensation in the proposed transaction.

No cash or property will be given to Eligible Account Holders or Supplemental Eligible Account Holders in lieu of (a) non-transferable subscription rights, or (b) an interest in the liquidation account of the Bank.

At the time of the proposed transaction, the fair market value of the assets of the Bank on a going concern basis will exceed the amount of its liabilities plus the amount of liabilities to which its assets are subject.

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The Bank’s depositors will pay the expenses of the Conversion solely attributable to them, if any. The Company and the Bank will each pay its own expenses of the transaction and will not pay any expenses solely attributable to the depositors or to the Company’s stockholders.

No eligible account holders or supplemental eligible account holders, if any, with qualifying deposits will be excluded from participation in the liquidation account.

The fair market value of the withdrawable deposit accounts plus interests in the liquidation account of the Bank to be constructively received under the Plan of Conversion will in each instance be equal to the fair market value of the withdrawable deposit accounts of the Bank rendered in exchange therefore. All proprietary rights in the Bank form an integral part of the withdrawable Bank accounts being surrendered in the exchange.

V. Issues and Opinions

Based on the Facts and Representations described in Sections III and IV above, the Federal Tax Opinion, and the Analysis in Section VI, it is our Opinion that:

1.) The Bank should not be subject to subject to Louisiana income and franchise taxes following the Conversion.

2.) The Company should not recognize gain or loss for Louisiana income tax purposes as a result of its receipt of money in exchange for shares of common stock issued pursuant to the Plan of Conversion.

3.) The Company should not recognize gain or loss for Louisiana income tax purposes as a result of its purchase of the Bank’s capital stock.

4.) (i.) Gain or loss for Louisiana income tax purposes should not be recognized by the Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (ii.) the tax basis of the depositors’ deposit accounts in the Bank immediately after the Conversion should be the same as the basis of their deposit accounts immediately prior to the conversion; (iii.) the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s Interest in the Liquidation account will more likely than not be zero; (iv.) the tax basis to the stockholders of the common stock of the Company purchased in the Conversion should be the amount paid therefore; and (v.) the holding period for shares of common stock in the Company should begin on the date of exercise of the subscription right and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering.

5.) It is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase common stock of the Bank in exchange for their savings accounts and proprietary interests in the Bank.

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VI. Analysis

The Bank’s Exemption from the Louisiana Income and Franchise Tax Following the Conversion

Financial institutions (banks) that are subject to the Louisiana bank shares tax are exempt as a matter of law from the Louisiana income and franchise tax.2 As a stock based financial institution that will be doing a banking business in the state of Louisiana, the Bank will be subject to the Louisiana bank shares tax as explained below; and, therefore, exempt from the Louisiana income and franchise tax.3

The Louisiana bank shares tax is an ad valorem tax assessed upon the value of a bank’s stock doing business in Louisiana. For purposes of the bank shares tax, stock value is determined by the shareholder’s equity capital in the bank, which is the sum paid-in common stock, surplus, undivided profits, and all reserves, excluding those reserves for loan losses as allowed by the Internal Revenue Service.4 Equity capital is then adjusted to remove the portion of equity capital related to U.S. Treasury Notes (“Notes”) by deducting a percentage of equity capital based on the ratio of the Notes to total bank assets.5 After a further adjustment is made to equity capital in order to determine the fair market value of the stock, the resulting value is assessed by the parish (or “local”) taxing authority in each parish where the bank is located by the value of deposits for depositors residing in that parish.6 A millage rate is applied to the local assessed value, forming the basis of the ad valorem tax imposed upon the subject bank by the local taxing authority within the parish.

Because the Bank will be doing a banking business in Louisiana, e.g., making loans and paying interest on deposits within each parish in which it operates, it will be subject to the Louisiana bank shares tax as described above. With respect to the Louisiana income and franchise liabilities paid by a financial institution subject to the Louisiana bank shares tax in error, Louisiana PLR No. 03-013 (12/12/2003), holds that if a banking corporation “is required to pay the Louisiana bank shares tax, it qualifies for the exemptions provided in La. Rev. Stat. Ann. § 47:287.501(B)(1) and La. Rev. Stat. Ann. § 47:608(2)”, and that said banking corporation would be due a refund of income and franchise taxes paid for the years that it was subject to the Louisiana bank shares tax. In further support of the Louisiana Department of Revenue’s Ruling upholding the statutory exemptions allowed for financial institutions subject to the Louisiana bank shares tax, Louisiana Administrative Code Section 61:I.1140 was amended on May 5th of 2007, to provide, “[b]anking corporations, regardless of where they are organized, which are required by other laws of this state to pay a tax on their shares of stock are also wholly exempt.”

Nonrecognition of Gain or Loss by the Company for Louisiana Income Tax Purposes as a Result of its Receipt of Money in Exchange for Shares of Common Stock Issued Pursuant to the Plan of Conversion

[2]	La. R.S. §§ 47:287.501(B)(1); 47:608(2), and La. Admin. Code § 61:I.1140(C)(1),(2)
[3]	La. R.S. § 47:1967(A)
[4]	La. R.S. § 47:1967(C)
[5]	Id
[6]	La. R.S. § 47:1967(B)

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Louisiana corporation income tax law follows federal income tax law absent a specific Louisiana modification.7 With respect to a contribution of cash in exchange for a stock interest in a corporation, Louisiana does not modify the federal treatment of nonrecognition of gain or loss under Code § 1032.8

For Louisiana income tax purposes, the net income of a corporation for a taxable year is defined as the taxable income of the corporation computed in accordance with federal law for the same accounting period and under the same method of accounting, including statutorily required accounting adjustments, subject to the modifications specified in Title 47 of Louisiana’s Revised Statutes, Part II-A, Louisiana Corporation Income Tax.9 With respect to Code § 1032, nonrecognition of gain or loss when cash is exchanged for stock in a corporation, Louisiana follows the federal treatment of Code § 1032 to the extent there are no specific Louisiana modifications. There are no specific Louisiana modifications that would differ from the federal treatment of Code § 1032 as referenced by the Federal Tax Opinion.10 Therefore, no gain or loss should be recognized by the Company for Louisiana income tax purposes upon the exchange.

The Company’s Nonrecognition of Louisiana Gain or Loss as a Result of its Acquisition of the Bank’s Stock

Louisiana corporation income tax law follows federal income tax law absent a specific Louisiana modification.11 The Federal Tax Opinion concludes that the Company’s acquisition of all of the newly issued stock of the Bank in exchange for a contribution of cash results in the recognition of no gain or loss under Code § 351. With respect to a transfer of property by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control of the corporation, Louisiana does not modify the federal treatment of nonrecognition of gain or loss pursuant to such an exchange under Code § 351.12

For Louisiana income tax purposes, the net income of a corporation for a taxable year is defined as the taxable income of the corporation computed in accordance with federal law for the same accounting period and under the same method of accounting, including statutorily required accounting adjustments, subject to the modifications specified in Title 47 of Louisiana’s Revised Statutes, Part II-A, Louisiana Corporation Income Tax.13 Pursuant to Code § 351, when property is exchanged for stock in a controlled corporation, Louisiana follows the federal treatment of the Conversion to the extent there are no specific Louisiana modifications. There are no specific Louisiana modifications that would change the federal treatment of Code § 351 as referenced by the Federal Tax Opinion.14

(i.) Nonrecognition of Gain or Loss for Louisiana Income Tax Purposes by the Eligible Account Holders and Supplemental Eligible Account Holders Upon the Issuance to Them of Deposit Accounts in the Bank in its Stock Form Plus their Interests in the Liquidation Account in

[7]	La. R.S. § 47:287.2 et seq
[8]	See pg. 5 of the Federal Tax Opinion
[9]	La. R.S. § 47:287.65
[10]	La. R.S. §§ 47:287.701(L); 47:287.71; 47:287.73
[11]	La. R.S. § 47:287.2 et seq
[12]	See pg. 5 of the Federal Tax Opinion
[13]	La. R.S. § 47:287.65
[14]	La. R.S. §§ 47:287.701; 47:287.71; 47:287.73

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Exchange for Their Deposit Accounts in the Bank in its Mutual Form; (ii.) Transfer of Tax Basis in the Depositors’ Deposit Accounts in the Bank Immediately Prior to the Conversion to the Tax Basis of Their Deposit Accounts Immediately After the Conversion; (iii.) the Zero Tax Basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s Interest in the Liquidation; (iv.) the Tax Basis in Company Stock Equaling the Amount Paid by the Stockholders for the Common Stock of the Company Purchased in the Conversion; and (v.) The Holding Period for Shares of Common Stock in the Company Beginning on the Date of Exercise of the Subscription Right and on the Day After the Date of Acquisition if Acquired in the Community Offering or Syndicated Community Offering

For Louisiana income tax purposes, the net income of a corporation for a taxable year means the taxable income of the corporation computed in accordance with federal law for the same accounting period and under the same method of accounting, including statutorily required accounting adjustments, subject to the modifications specified in Title 47 of Louisiana’s Revised Statutes, Part II-A, Louisiana Corporation Income Tax.15 Additionally, in the case of individuals, trust, partnerships, and LLCs, Louisiana taxable income equals federal adjusted gross income with certain specific modifications.16 Pursuant to the Federal Code Sections involved during the Conversion, Louisiana follows the federal treatment of the Conversion to the extent there are no specific Louisiana modifications. There are no specific Louisiana modifications that would change the federal treatment of the Conversion as referenced by the Federal Tax Opinion.17

Eligible Account Holders and Supplemental Eligible Account Holders Nonrecognition of Gain or Loss for Louisiana Income Tax Purposes Upon the Issuance to Them of Withdrawable Savings Accounts in the Bank Following the Conversion, Interests in the Liquidation Account and Nontransferable Subscription Rights to Purchase Common Stock of the Bank in Exchange for Their Savings Accounts and Proprietary Interests in the Bank

Louisiana income tax law follows federal income tax law absent a specific Louisiana modification.18 With respect to an exchange of property which has the same tax basis, Louisiana does not modify the federal treatment of recognition of gain or loss pursuant to such an exchange under Code § 1001.19

For Louisiana income tax purposes, the net income of a corporation for a taxable year means the taxable income of the corporation computed in accordance with federal law for the same accounting period and under the same method of accounting, including statutorily required accounting adjustments, subject to the modifications specified in Title 47 of Louisiana’s Revised Statutes, Part II-A, Louisiana Corporation Income Tax.20 Additionally, in the case of individuals,

[15]	La. R.S. § 47:287.65
[16]	La. R.S. §§ 47:287.65; 47:287.701; 47:287.71; 47:287.73; 47:290; 47:293(1),(6); 47:300.4; 47:300.6; 47:300.7; 47:203; 12:1368
[17]

Id. In regards to respecting the federal treatment of a Code § 368(a)(1)(F) reorg., La. R.S. § 47:287.86(I)(2) allows the carryback of post-reorganization net operating losses, stating that “the surviving entity of a reorganization under Internal Revenue Code Section 368(a)(1)(F) is the same entity as the transferor entity, and the reorganization will be treated as a mere change of form.” Inter alia, the cited Louisiana statute creates an additional presumption that federal treatment of the Conversion will be respected for Louisiana corporation income tax purposes.

[18]	La. R.S. §§ 47:287.2 et seq; 47:290 et seq; 47:202 et seq; 47:300.1 et seq
[19]

See Facts pg. 3, ¶ 2 supra; see also pg. 3, ¶ 2 of the Federal Tax Opinion; see pg. 4, 3rd full ¶ of the Federal Tax Opinion; see pg. 5, ¶ 3 of the Federal Tax Opinion; see pg. 6, ¶ 3 of the Federal Tax Opinion

[20]	La. R.S. § 47:287.65

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trust, partnerships, and LLCs, Louisiana taxable income equals federal adjusted gross income with certain specific modifications.21 Pursuant to Code § 1001, when property is exchanged for other property and the property received has a fair market value equal to the tax basis of the property relinquished, then no gain or loss is recognized. The Federal Tax Opinion concludes that based on an outside professional evaluation, as well as analysis contained within PLR 9140014 and PLR 9144031, the Eligible Account Holders’ and Supplemental Eligible Account Holders’ interest in the liquidation account and subscription rights more likely than not have essentially no fair market value. The Federal Tax Opinion then concludes it is more likely than not that the combined fair market value of the Eligible Account Holders’ and Supplemental Eligible Account Holders’ new savings account (whose balance equals that of the depositors’ old savings account), and their interest in the new liquidation account and subscription rights received is equal to the tax basis of the old depository account surrendered in the exchange, resulting in no gain or loss. Louisiana follows the federal treatment of this exchange to the extent there are no specific Louisiana modifications. There are no specific Louisiana modifications that would change the federal treatment of Code § 1001 to this exchange as referenced by the Federal Tax Opinion. 22 Therefore, it is more likely than not that this exchange results in no gain or loss for Louisiana income tax purposes.

The issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. In PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion, and the IRS declined to express any opinion. If the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and the Company may be taxed on the distribution of the nontransferable subscription rights under Code § 311. In this event, the nontransferable subscription rights may be taxed partially or entirely under the Louisiana corporation income tax.

VII. Louisiana State Income Tax Penalties

Louisiana statutes provide for penalties related to underpayment of tax and filing inaccurate, incomplete, or fraudulent returns.23 The penalties may be waived upon showing of reasonable cause and not willful neglect.24 In the event that the Louisiana Department of Revenue reaches a conclusion contrary to the opinions expressed in this letter, various Louisiana income and franchise tax filing penalties may apply to the Bank, Company, Eligible Account Holders, and Supplemental Eligible Account Holders based upon their participation in the transactions related to the Conversion as described in greater detail above.

[21]	La. R.S. §§ 47:287.65; 47:287.701; 47:287.71; 47:287.73; 47:290; 47:293(1),(6); 47:300.4; 47:300.6; 47:300.7; 47:203; 12:1368
[22]

La. R.S. §§ 47:287.701; 47:287.71; 47:287.73. In regards to respecting the federal treatment of a Code § 368(a)(1)(F) reorg., La. R.S. § 47:287.86(I)(2) allows the carryback of post-reorganization net operating losses, stating that “the surviving entity of a reorganization under Internal Revenue Code Section 368(a)(1)(F) is the same entity as the transferor entity, and the reorganization will be treated as a mere change of form.” Inter alia, the cited Louisiana statute creates an additional presumption that federal treatment of the Conversion will be respected for Louisiana corporation income tax purposes.

[23]	La. R.S. §§ 47:1602 et seq; 47:287.2 et seq; 47:290 et seq; 47:202 et seq; 47:300.1 et seq
[24]	La. R.S. § 47:1603(A)

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VI. Caveats and Limitations

The conclusions in this Letter are based on the Facts set forth in Section III of the Opinion Letter that have been communicated to us by the management of the Bank, and the Representations set forth in Section IV of this Opinion Letter; in addition to the facts and representations contained within the Federal Tax Opinion prepared by the law firm of Elias, Matz, Tiernan & Herrick L.L.P., dated June 5, 2008, and any change in these representations might impact the conclusions reached. Additionally, the conclusions in this Letter are based upon the applicable federal and state income tax laws as of the date of this Letter. Such authority may change in the future, and such change may be applied retroactively. Ernst & Young assumes no responsibility to update this opinion if the applicable law changes. Neither taxing authorities nor the courts are bound by any of the conclusions expressed herein. The analysis contained herein supersedes all prior oral and written tax advice pertaining to the issues involved.

In rendering this Opinion, E&Y consents to the filing of this Opinion as an exhibit to the Registration Statement and the Application for Conversion.

Very truly yours,

Ernst & Young LLP

By:	/s/ Charles A. Giraud III	/s/ Herbert “Chip” Hines
	Charles A. Giraud III Tax Partner	Herbert “Chip” Hines State and Local Tax Manager